Exhibit 99.4

Solaris Announces Changes to Its Board of Directors,

Including the Appointment of Ms. Poonam Puri

February 24, 2023 – Vancouver, B.C. – Solaris Resources Inc. (TSX: SLS; OTCQB: SLSSF) (“Solaris” or “the Company”) announces the appointment of Ms. Poonam Puri as an independent Director of the Company, replacing Mr. Greg Smith who has stepped down to focus on external roles, effective immediately.

Ms. Poonam Puri is an experienced corporate director and an internationally recognized scholar of corporate law, corporate governance, and capital markets regulation. Ms. Puri is a tenured Professor of Law at Osgoode Hall Law School in Toronto, Ontario, and a corporate lawyer and Affiliated Scholar at Davies, Ward, Phillips & Vineberg, LLP.  Ms. Puri holds a Bachelor of Laws from the University of Toronto, a Master of Laws from Harvard University and has earned the Institute of Corporate Directors, Institute-Certified Director Designation (ICD.D).  Ms. Puri has extensive experience as an expert in governance and as a director of organizations in the engineering, transportation, infrastructure, mining and healthcare sectors, including as a past director of CAPREIT, Arizona Mining, Cole Engineering and the Greater Toronto Airports Authority, and she previously served as the commission and director of the Ontario Securities Commission. Ms. Puri presently serves on the board of directors or trustees of the Canada Infrastructure Bank, Colliers, and Augusta Gold. Ms. Puri has been recognized as one of the top 25 most influential lawyers in Canada by Canadian Lawyer Magazine. In 2021, Ms. Puri was awarded the Royal Society of Canada’s Yvan Allaire Medal for exemplary contributions to the governance of public and private institutions in Canada, in addition to the Law Society Medal and the David Walter Mundell Medal. Most recently, in 2022, Ms. Puri was awarded the Peter Dey Governance Achievement Award.

Mr. Greg Smith, commented: “I want to acknowledge the Solaris team for the rapid progress since the spin-out from Equinox Gold in advancing the Warintza Project from discovery stage to what is now one of the preeminent near-term greenfield copper development opportunities. The value created helped fund Equinox’s gold growth profile and I’m grateful to depart knowing Solaris is left in strong hands with the remaining Board members. Ross Beaty and I remain fully invested in our personal equity positions and look forward to strong returns as Solaris delivers on its strategy to maximize shareholder value. Equinox intends to hold its remaining warrant position to maximize its value.”

Mr. Daniel Earle, President & CEO, commented, “Greg was the founding Chief Executive Officer and has served on the Board of Directors since inception and we thank him for his meaningful contributions to our success with the Warintza Project. In addition, we are very pleased to welcome Poonam to our Board, bringing extensive experience in corporate governance, strategy and ESG.”

On behalf of the Board of Solaris Resources Inc.

“Daniel Earle”
President & CEO, Director

For Further Information

Jacqueline Wagenaar, VP Investor Relations
Direct: 416-366-5678 Ext. 203
Email: jwagenaar@solarisresources.com

Suite 555 - 999 Canada Pl., Vancouver, BC Canada V6C 3E1

About Solaris Resources Inc.

Solaris is a multi-asset exploration company, advancing a portfolio of copper and gold assets in the Americas, which includes: its primary focus, a world class large-scale resource with expansion and discovery potential at the Warintza Project (“Warintza”) in Ecuador; discovery potential at its Ricardo Project and Tamarugo Project in Chile; discovery potential at its Capricho and Paco Orco projects in Peru; and significant leverage to increasing copper prices through its 60% interest in the La Verde joint-venture project with a subsidiary of Teck Resources in Mexico.

Cautionary Notes and Forward-looking Statements

This document contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation (collectively “forward-looking statements”). The use of the words “will” and “expected” and similar expressions are intended to identify forward-looking statements. These statements include statements that Ross Beaty and Greg Smith remain fully invested in their personal equity positions and look forward to strong returns as Solaris delivers on its strategy to maximize shareholder value, and that Equinox intends to hold its remaining warrant position to maximize its value. Although Solaris believes that the expectations reflected in such forward-looking statements and/or information are reasonable, readers are cautioned that actual results may vary from the forward-looking statements. These statements are based on a variety of assumptions including assumptions made about the Company’s ability to advance exploration efforts at the Warintza Project; the results of such exploration efforts; and the Company’s ability to achieve its growth objectives. These statements also involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements, including the risks, uncertainties and other factors identified in the Solaris Management’s Discussion and Analysis for the year ended December 31, 2021, available at www.sedar.com. Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and Solaris does not undertake any obligation to publicly update or revise any of these forward-looking statements except as may be required by applicable securities laws.

Suite 555 - 999 Canada Pl., Vancouver, BC Canada V6C 3E1